Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS ENTERS INTO PURCHASE AND SALE AGREEMENTS
WITH RESPECT TO CERTAIN 4.50% CONVERTIBLE SENIOR NOTES DUE 2011

VANCOUVER, BRITISH COLUMBIA – OCTOBER 29, 2010 - Minefinders Corporation Ltd. has entered into agreements for the purchase and cancellation of an aggregate of US$32,941,000 of the principal due under its 4.50% Convertible Senior Notes, due December 15, 2011 ("2011 Notes"), with two holders of 2011 Notes.

The Company has agreed to issue new 4.50% Convertible Senior Notes, due December 15, 2015 (the “New Notes”), in the aggregate principal amount of US$36,235,000 as consideration for the purchased 2011 Notes.  Each US$1,000 principal of the New Notes will be convertible at the option of the holders into 83.5422 Common Shares, subject to adjustment, representing an initial conversion price of approximately US$11.97 per Common Share or 36% above the closing sale price of the Company’s Common Shares on the NYSE AMEX stock exchange on October 29, 2010.

After giving effect to the note purchase, US$52,059,000 of the original US$85,000,000 principal amount of the 2011 Notes will remain outstanding. The US$32,941,000 principal amount of 2011 Notes to be purchased and cancelled is convertible into an aggregate of 3,027,667 Common Shares. The US$36,235,000 principal amount of New Notes to be issued is convertible into an aggregate of 3,027,152 Common Shares. Closing of this transaction is expected to occur in early November and is subject to usual and customary commercial terms. Scotia Capital Inc. is acting as the Company’s financial advisor on the transaction.

The New Notes will not be redeemable prior to maturity, except upon the occurrence of certain changes to Canadian tax laws, will rank equally in right of payment with all of the Company’s existing and future unsecured senior debt and are senior in right of payment to all its future subordinated debt.  The indenture does not limit the amount of debt that the Company or its subsidiaries may incur. The New Notes will effectively rank junior to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness.  In meeting the conversion terms of these securities, the Company will have the right to satisfy these obligations using its Common Shares, cash, or a combination of its Common Shares and cash.

The Company will issue the New Notes in a private transaction, exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”).  The New Notes and the Common Shares issuable upon conversion of the New Notes will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States unless exempt from the registration requirements of the Securities Act.  None of these securities were offered in Canada or to Canadian purchasers or to any person for resale to, or for account of, any person resident in Canada.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on assumptions that the transactions contemplated in connection with the repurchase of the 2011 Notes and the issuance of the New Notes will be closed as anticipated by the parties and that all conditions to closing will be satisfied on a timely basis. Minefinders and its securities may be subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict.  Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended June 30, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

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